# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIFECORE BIOMEDICAL, INC., CIK 0001005286
CUSIP: 514766104
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 3515 Lyman Boulevard, Chaska, Minnesota (MN), 55318
Date of event which requires filing of this statement: 09/27/2026
Amends the filing with accession number 0001144204-12-034882
Filed by CIK 0001251565
Persons authorized to receive notices and communications: Mr. Nelson Obus, 450 Seventh Avenue, Suite 509, New York, New York (NY), 10123, (212) 760-0814; Robert L. Lawrence, Esq., c/o Michael Best & Friedrich LLP, 600 Third Avenue, New York, New York (NY), 10016, (212) 541-6222

## Reporting persons
- Wynnefield Partners Small Cap Value, L.P. I (CIK 0001251565): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,405,090; shared voting power 0; sole dispositive power 2,405,090; shared dispositive power 0; aggregate amount beneficially owned 2,405,090 (6.3% of the class)
  Comment: Includes 309,307 shares of Common Stock issuable upon conversion of Series A Preferred Stock, which are deemed outstanding for purposes of calculating this Reporting Person's beneficial ownership in accordance with Rule 13d-3.
- Wynnefield Partners Small Cap Value, L.P. (CIK 0000899083): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,551,295; shared voting power 0; sole dispositive power 1,551,295; shared dispositive power 0; aggregate amount beneficially owned 1,551,295 (4.1% of the class)
  Comment: Includes 206,210 shares of Common Stock issuable upon conversion of Series A Preferred Stock, which are deemed outstanding for purposes of calculating this Reporting Person's beneficial ownership in accordance with Rule 13d-3.
- Wynnefield Small Cap Value Offshore Fund, Ltd. (CIK 0001030806): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,024,376; shared voting power 0; sole dispositive power 1,024,376; shared dispositive power 0; aggregate amount beneficially owned 1,024,376 (2.7% of the class)
  Comment: Includes 128,878 shares of Common Stock issuable upon conversion of Series A Preferred Stock, which are deemed outstanding for purposes of calculating this Reporting Person's beneficial ownership in accordance with Rule 13d-3.
- Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan (CIK 0001289453): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 367,350; shared voting power 0; sole dispositive power 367,350; shared dispositive power 0; aggregate amount beneficially owned 367,350 (1% of the class)
- Wynnefield Capital Management, LLC (CIK 0001056835): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 3,956,385; shared voting power 0; sole dispositive power 3,956,385; shared dispositive power 0; aggregate amount beneficially owned 3,956,385 (10.3% of the class)
  Comment: Wynnefield Capital Management, LLC is the sole general partner of Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I and may be deemed to beneficially own the shares beneficially owned by such entities. Includes 515,517 shares of Common Stock issuable upon conversion of Series A Preferred Stock.
- Wynnefield Capital, Inc. (CIK 0001251567): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,024,376; shared voting power 0; sole dispositive power 1,024,376; shared dispositive power 0; aggregate amount beneficially owned 1,024,376 (2.7% of the class)
  Comment: Wynnefield Capital, Inc. is the sole investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd. and may be deemed to beneficially own the shares beneficially owned by such entity. Includes 128,878 shares of Common Stock issuable upon conversion of Series A Preferred Stock.
- Nelson Obus (CIK 0001017043): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 164,100; shared voting power 5,348,111; sole dispositive power 164,100; shared dispositive power 5,348,111; aggregate amount beneficially owned 5,512,210 (14.3% of the class)
  Comment: Mr. Obus may be deemed to hold an indirect beneficial interest in the shares directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc., the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd., and a co-trustee of Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan. The filing of this Schedule 13D and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be deemed an admission that he is, for purposes of Section 16(b) of the Exchange Act or otherwise, the beneficial owner of any shares in which he does not have a pecuniary interest, and Mr. Obus disclaims beneficial ownership of the shares of Common Stock covered by this Schedule 13D, including 644,395 shares of Common Stock issuable upon conversion of Series A Preferred Stock, except to the extent of any pecuniary interest therein. The foregoing excludes 25,907 restricted stock units that are not vested or otherwise acquirable within 60 days of the date hereof and that convert into shares of Common Stock on a 1-for-1 basis.
- Joshua Landes (CIK 0001251568): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,348,110; sole dispositive power 0; shared dispositive power 5,348,110; aggregate amount beneficially owned 5,348,110 (13.9% of the class)
  Comment: Mr. Landes may be deemed to hold an indirect beneficial interest in the shares directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan, because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc., the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd., and a co-trustee of Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan. The filing of this Schedule 13D and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be deemed an admission that he is, for purposes of Section 16(b) of the Exchange Act or otherwise, the beneficial owner of any shares in which he does not have a pecuniary interest, and Mr. Landes disclaims beneficial ownership of the shares of Common Stock covered by this Schedule 13D, including 644,395 shares of Common Stock issuable upon conversion of Series A Preferred Stock, except to the extent of any pecuniary interest therein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: LIFECORE BIOMEDICAL, INC.
Address of issuer's principal executive offices: 3515 Lyman Boulevard, Chaska, Minnesota (MN), 55318
Comment:
This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on June 14, 2012, as previously amended by Amendment No. 1 filed October 2, 2012, Amendment No. 2 filed October 17, 2014, Amendment No. 3 filed May 24, 2018, Amendment No. 4 filed April 20, 2021, Amendment No. 5 filed January 20, 2022, Amendment No. 6 filed December 2, 2022, Amendment No. 7 filed January 12, 2023, Amendment No. 8 filed March 7, 2023, Amendment No. 9 filed March 16, 2023, and Amendment No. 10 filed July 2, 2024, (collectively, the "Schedule 13D") by the Wynnefield Reporting Persons with respect to the Common Stock, $0.001 par value (the "Common Stock"), of Lifecore Biomedical, Inc. (formerly known as Landec Corporation) (the "Issuer").

Except as specifically amended hereby, the disclosures set forth in the Schedule 13D, as previously amended, remain unchanged. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as previously amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On September 27, 2026, the Wynnefield Reporting Persons entered into a Voting and Support Agreement (the "Support Agreement") with Lifecore, Inc., a Delaware corporation ("Parent"), and the Issuer in connection with the Agreement and Plan of Merger, dated as of September 27, 2026, among Parent, Hazel Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent ("Merger Sub"), and the Issuer (the "Merger Agreement"). The Merger Agreement provides, among other things and subject to its terms and conditions, for the merger of Merger Sub with and into the Issuer, with the Issuer surviving the merger.

Pursuant to the Support Agreement, and subject to its terms and conditions, the Wynnefield Reporting Persons agreed to vote their Covered Shares (as defined in the Support Agreement) in favor of the adoption and approval of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, and in favor of certain proposals to adjourn or postpone a meeting of the Issuer's stockholders if necessary to establish a quorum or obtain the required stockholder vote. The Wynnefield Reporting Persons also agreed to vote their Covered Shares against certain competing acquisition proposals and other matters that would reasonably be expected to impede, interfere with or materially and adversely affect the consummation of the merger, and to cause their Covered Shares to be present for purposes of establishing a quorum.

The Support Agreement also contains restrictions on transfers of Covered Shares, subject to specified permitted transfers generally conditioned upon the transferee agreeing to be bound by the Support Agreement. Covered Shares include certain after-acquired shares, including shares of Common Stock acquired upon conversion of Series A Preferred Stock. The Wynnefield Reporting Persons also waived appraisal rights with respect to their Covered Shares and agreed to certain customary limitations on actions challenging or delaying the transactions, in each case subject to the terms and exceptions set forth in the Support Agreement.

The Support Agreement generally terminates upon the earliest to occur of the time the required stockholder vote is obtained, the effective time of the merger, the termination of the Merger Agreement or a change in the recommendation of the Issuer's board of directors effected in accordance with the Merger Agreement; provided that, if termination occurs because the required stockholder vote is obtained, the voting obligations in Section 3 survive until the earlier events specified in the Support Agreement. In addition, each Wynnefield Reporting Person may terminate the Support Agreement as to itself following certain adverse changes to the contingent value rights or other consideration payable to it. Certain provisions survive termination. Each Wynnefield Reporting Person entered into the Support Agreement solely in its capacity as a stockholder, and the Support Agreement does not limit actions taken in a director, officer or employee capacity in accordance with the fiduciary-duty provisions set forth therein.

In addition, on June 30, 2026, Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Partners Small Cap Value, L.P. and Wynnefield Small Cap Value Offshore Fund, Ltd. delivered to the Issuer notices of redemption with respect to all of the shares of Series A Preferred Stock held by them. Pursuant to the Certificate of Designations governing the Series A Preferred Stock, the applicable redemption amounts are payable on December 28, 2026.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 99.1 to this Amendment No. 11 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The beneficial ownership percentages reported herein are based on 37,853,060 shares of Common Stock outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 as filed with the Securities and Exchange Commission on August 5, 2026. In accordance with Rule 13d-3 under the Exchange Act, shares of Common Stock issuable upon conversion of Series A Preferred Stock that are beneficially owned by a Reporting Person are deemed outstanding for purposes of calculating such Reporting Person's beneficial ownership, but are not deemed outstanding for purposes of calculating the beneficial ownership of any other Reporting Person. Shares of Common Stock underlying Series A Preferred Stock are included only to the extent presently convertible or convertible within 60 days. In accordance with the Certificate of Designations, fractional shares of Common Stock otherwise issuable upon conversion of Series A Preferred Stock are rounded up to the nearest whole share. Restricted stock units that are not vested or otherwise acquirable within 60 days are excluded from the beneficial ownership calculations.

Based on the foregoing, the Wynnefield Reporting Persons may be deemed to beneficially own, in the aggregate, 5,512,211 shares of Common Stock, including 644,395 shares of Common Stock issuable upon conversion of Series A Preferred Stock, representing approximately 14.3% of the outstanding Common Stock, based on a denominator of 38,497,455 shares.

The beneficial ownership of each Reporting Person is as follows: (i) Wynnefield Partners Small Cap Value, L.P. I beneficially owns 2,405,090 shares, representing 6.3% of the outstanding Common Stock, including 309,307 shares issuable upon conversion of Series A Preferred Stock, based on a denominator of 38,162,367 shares; (ii) Wynnefield Partners Small Cap Value, L.P. beneficially owns 1,551,295 shares, representing 4.1% of the outstanding Common Stock, including 206,210 shares issuable upon conversion of Series A Preferred Stock, based on a denominator of 38,059,270 shares; (iii) Wynnefield Small Cap Value Offshore Fund, Ltd. beneficially owns 1,024,376 shares, representing 2.7% of the outstanding Common Stock, including 128,878 shares issuable upon conversion of Series A Preferred Stock, based on a denominator of 37,981,938 shares; (iv) Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan beneficially owns 367,350 shares, representing 1.0% of the outstanding Common Stock, based on a denominator of 37,853,060 shares; (v) Wynnefield Capital Management, LLC may be deemed to beneficially own 3,956,385 shares, representing 10.3% of the outstanding Common Stock, including 515,517 shares issuable upon conversion of Series A Preferred Stock, based on a denominator of 38,368,577 shares; (vi) Wynnefield Capital, Inc. may be deemed to beneficially own 1,024,376 shares, representing 2.7% of the outstanding Common Stock, including 128,878 shares issuable upon conversion of Series A Preferred Stock, based on a denominator of 37,981,938 shares; (vii) Nelson Obus may be deemed to beneficially own 5,512,210 shares, representing 14.3% of the outstanding Common Stock, including 644,394 shares issuable upon conversion of Series A Preferred Stock and excluding 25,907 restricted stock units that are not vested or otherwise acquirable within 60 days and that settle on a one-for-one basis in shares of Common Stock, based on a denominator of 38,497,454 shares; and (viii) Joshua Landes may be deemed to beneficially own 5,348,110 shares, representing 13.9% of the outstanding Common Stock, including 644,395 shares issuable upon conversion of Series A Preferred Stock, based on a denominator of 38,497,454 shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
WCM is the sole general partner of Partners and Partners I and may be deemed to be the indirect beneficial owner of shares beneficially owned by Partners and Partners I. WCM has sole power to direct the voting and disposition of the Common Stock beneficially owned by Partners and Partners I. Messrs. Obus and Landes are the co-managing members of WCM and may each be deemed to be indirect beneficial owners of the Common Stock that WCM may be deemed to beneficially own. Messrs. Obus and Landes share the power to direct voting and disposition of shares WCM may be deemed to beneficially own. WCI is the sole investment manager of Offshore and may be deemed to be the indirect beneficial owner of the Common Stock beneficially owned by Offshore.

The voting and dispositive power for each Wynnefield Reporting Person is reflected in the cover-page ownership tables above.
Transactions in the class effected during the past sixty days:
On June 4, 2026, Nelson Obus was granted 25,907 restricted stock units, which convert into shares of Common Stock on a 1-for-1 basis and are not vested or otherwise acquirable within 60 days of the date hereof. Such restricted stock units are excluded from the beneficial ownership calculations reported herein.

The delivery of the redemption notices described in Item 4 did not involve a transaction in the Common Stock. The execution of the Support Agreement did not involve an acquisition or disposition of Common Stock by the Wynnefield Reporting Persons. Except as described in Item 4 and in this Item 5(c), no transactions in the Common Stock were effected by the Wynnefield Reporting Persons during the 60 days prior to the date hereof.
Other persons with the right to receive dividends or sale proceeds: No person other than the Wynnefield Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On September 27, 2026, the Wynnefield Reporting Persons entered into the Support Agreement with Parent and the Issuer. Pursuant to the Support Agreement, and subject to its terms and conditions, the Wynnefield Reporting Persons agreed to vote their Covered Shares (as defined in the Support Agreement) in favor of the adoption and approval of the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, to support certain adjournment or postponement proposals, and to vote against certain competing acquisition proposals and other matters that would reasonably be expected to impede, interfere with or materially and adversely affect the consummation of the merger. The Wynnefield Reporting Persons also agreed to cause their Covered Shares to be present for purposes of establishing a quorum.

The Support Agreement contains restrictions on transfers of Covered Shares, subject to specified permitted transfers generally conditioned upon the transferee agreeing to be bound by the Support Agreement. The Support Agreement applies to certain after-acquired shares, including shares of Common Stock acquired upon conversion of Series A Preferred Stock. The Support Agreement generally terminates upon the earliest to occur of the time the required stockholder vote is obtained, the effective time of the merger, the termination of the Merger Agreement or a change in the recommendation of the Issuer's board of directors effected in accordance with the Merger Agreement; provided that, if termination occurs because the required stockholder vote is obtained, the voting obligations in Section 3 survive until the earlier events specified in the Support Agreement. In addition, each Wynnefield Reporting Person may terminate the Support Agreement as to itself following certain adverse changes to the contingent value rights or other consideration payable to it. Certain provisions survive termination.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 99.1 to this Amendment No. 11 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1
Voting and Support Agreement, dated as of September 27, 2026, by and among Lifecore, Inc., Lifecore Biomedical, Inc. and the stockholders listed on Schedule A thereto.

## Signatures
- Wynnefield Partners Small Cap Value, L.P. I: /s/ Nelson Obus, Nelson Obus, Co-Managing Member of Wynnefield Capital Management, LLC, its General Partner (09/29/2026)
- Wynnefield Partners Small Cap Value, L.P.: /s/ Nelson Obus, Nelson Obus, Co-Managing Member of Wynnefield Capital Management, LLC, its General Partner (09/29/2026)
- Wynnefield Small Cap Value Offshore Fund, Ltd.: /s/ Nelson Obus, Nelson Obus, President of Wynnefield Capital, Inc., its Investment Manager (09/29/2026)
- Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan: /s/ Nelson Obus, Nelson Obus, Co-Trustee (09/29/2026)
- Wynnefield Capital Management, LLC: /s/ Nelson Obus, Nelson Obus, Co-Managing Member (09/29/2026)
- Wynnefield Capital, Inc.: /s/ Nelson Obus, Nelson Obus, President (09/29/2026)
- Nelson Obus: /s/ Nelson Obus, Nelson Obus, Individually (09/29/2026)
- Joshua Landes: /s/ Joshua H. Landes, Joshua H. Landes, Individually (09/29/2026)